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Women-owned
Pawtopia Suites

Pet Store

Larksville, PA 18651
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Data Room
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
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THE PITCH
Pawtopia Suites is seeking investment to open new location with expanded services.
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INVESTOR PERKS

Pawtopia Suites is offering perks to investors. You earn perks based on your total investment amount in this business.

Investor Perk Invest $5,000 or more to qualify. 2 of 2 remaining

Up to 7 nights free dog boarding per year until investment is repaid.

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PAWTOPIA SUITES PRESENTATION
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OUR MISSION

Our mission is far more than providing custodial care for dogs while parents are at work. Our company's unique approach is designed to offer a stimulating and interactive environment to ensure not only the owners, but their pets have a happy, healthy, and socializing environment to grow and learn in.

Pet Care: We will provide dog day care so dogs of all sizes can socialize and play in a safe and welcoming environment. We will also be offering overnight boarding, professional grooming in a cage free, one on one environment.
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THE INDUSTRY

In the United States, the pet care industry presently makes 109.6 billion dollars in sales.

The pet care market is expected to rise at 6.0% between 2022 and 2031 compared to 4.2% during 2016-2020.
Research shows that consumers in this industry primarily focus on the following factors when making purchasing decisions: Our company's competitive advantages include service quality, new modern design, and socialization for all pets. It is our goal to help the client embrace that this is beneficial for their pet's wellbeing and happiness.
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THE COMPETITION

In the pet care industry, customers make choices based upon our company's competitive advantages include service quality, new modern design, and socialization for all pets. It is our goal to help the client embrace that this is beneficial for their pet's wellbeing and happiness.

The level of competition is moderate, due to the location to our facility.
The primary competitors for the business are the following: Closest Competitor is Valley Dog (4 miles away)
However, we believe that the Company has the following competitive advantages: Our advantage will be having a new facility, new equipment and larger area to set up indoor and outdoor areas for Dogs. We also have over 1 acre for expansion.

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THE TEAM

Kaitlyn Littzi

Co-founder & Owner

By being a Veterinary Nurse of 4+ years I have the experience and passion to care for dogs and cats in a clinic and shelter setting. I am dedicated to providing high quality pet care in a professional environment.

I will obtain an Associate's Degree in Veterinary Nursing from Johnson College in 2022 and shortly after I will be licensed. By opening Pawtopia LLC in 2020 in the middle of a pandemic and successfully completing 2021 showing a profit, I have the experience to manage and operate a business.

Richard Littzi

Co-founder & Owner

Past Experience -

President, FiberTel Inc.

As President, I am responsible for all day-to-day business operations. Including, but not limited to: Sales and marketing, Job profit and loss, Customer budget, manpower, timelines, risk management and coordination with other trades. I take responsibility for sales proposals and project estimating. Manage departments, set goals and expectations for managers and employees in accordance with FiberTel's vision for success.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Fit-out new location $35,300

Equipment $7,000

Mainvest Compensation $2,700

Total $45,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$255,500	$281,050	$300,723	$315,759	$325,231
Cost of Goods Sold	$4,000	$4,400	$4,707	$4,942	$5,090
Gross Profit	$251,500	$276,650	$296,016	$310,817	$320,141

EXPENSES

Rent	$57,000	$58,425	$59,885	$61,382	$62,916
Utilities	$7,200	$7,380	$7,564	$7,753	$7,946
Salaries	$144,000	$158,400	$169,487	$177,961	$183,299
Insurance	$1,200	$1,230	$1,260	$1,291	$1,323
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$0	$0	$0	$0	$0
Legal & Professional Fees	$1,200	$1,230	$1,260	$1,291	$1,323
Operating Profit	$40,900	$49,985	$56,560	$61,139	$63,334

This information is provided by Pawtopia Suites. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

2022 Balance Sheet

Pawtopia Business Plan.pdf

Investment Round Status

Target Raise $45,000

Maximum Raise $55,000

Amount Invested $0

Investors 0

Investment Round Ends May 13th, 2022

Summary of Terms

Legal Business Name Pawtopia Suites, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 6%-7.3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1st, 2027

Financial Condition

Our company is a start up with expanded services as we bring our experience from our existing grooming shop to this new venture.

We will offer grooming, daycare, boarding and other services that bring value and enhance the quality of life for your dogs.

Our state-of-the-art facility will include basic crates style to large suites for boarding. Suites will allow owners to upgrade in to luxury rooms including TVs, and cameras for dog owners to check in on their pets.

Our staff will do training, walking and playing to spend time with your dog.

Owners will have the option to have your dog pampered in our grooming salon.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Pawtopia Suites, LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Pawtopia Suites, LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Pawtopia Suites, LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Pawtopia Suites, LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Pawtopia Suites, LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Pawtopia Suites, LLC's management or vote on and/or influence any managerial decisions regarding Pawtopia Suites, LLC. Furthermore, if the founders or other key personnel of Pawtopia Suites, LLC were to leave Pawtopia Suites, LLC or become unable to work, Pawtopia Suites, LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Pawtopia Suites, LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Pawtopia Suites, LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Pawtopia Suites, LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Pawtopia Suites, LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Pawtopia Suites, LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Pawtopia Suites, LLC's financial performance or ability to continue to operate. In the event Pawtopia Suites, LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Pawtopia Suites, LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Pawtopia Suites, LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Pawtopia Suites, LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Pawtopia Suites, LLC will carry some insurance, Pawtopia Suites, LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Pawtopia Suites, LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Pawtopia Suites, LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Pawtopia Suites, LLC's management will coincide: you both want Pawtopia Suites, LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Pawtopia Suites, LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Pawtopia Suites, LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Pawtopia Suites, LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Pawtopia Suites, LLC or management), which is responsible for monitoring Pawtopia Suites, LLC's compliance with the law. Pawtopia Suites, LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Pawtopia Suites, LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Pawtopia Suites, LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Pawtopia Suites, LLC, and the revenue of Pawtopia Suites, LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Pawtopia Suites, LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Pawtopia Suites. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Pawtopia Suites isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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